EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months
	Ended
	June 30,
	2011	2010
	(Dollars in Millions)

Net income attributable to Tenneco Inc.	$97	$47
Add:
Interest expense	54	64
Portion of rentals representative of the interest factor	9	7
Income tax expense and other taxes on income	44	30
Noncontrolling interest	12	11
Amortization of interest capitalized	2	2
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	—

Earnings as defined	$218	$161

Interest expense	$54	$64
Interest capitalized	2	2
Portion of rentals representative of the interest factor	9	7

Fixed charges as defined	$65	$73

Ratio of earnings to fixed charges	3.35	2.21